NEWS RELEASE

May 12, 2010	Release 06-2010

WESTERN COPPER PROVIDES DETAIL ON CARMACKS WATER USE LICENCE

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) would like to provide a summary of the regulatory status of the Carmacks Copper Project (“Project”) in light of the decision of the Yukon Water Board issued May 10, 2010.

The permitting process began in 1994. There were extensive baseline studies conducted over many years. A Project Description and Environmental Assessment Report were submitted in June of 2005. After a very extensive and detailed environmental assessment process, the Executive Committee of the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) issued its Report and Recommendations in July of 2008.

The Executive Committee concluded that the company had provided sufficient information to allow for the identification and assessment of potential effects, that potential environmental and socio-economic effects had been adequately assessed, and that practical means had been identified to prevent or reduce to an acceptable level any potentially significant adverse effects of the Project.

Based on those conclusions, the Executive Committee recommended that the Project be allowed to proceed, subject to terms and conditions, since it had been determined that any adverse environmental and socioeconomic effects can be mitigated by those terms and conditions.

In the Decision Document issued by the Yukon Government on September 12, 2008, the Government accepted the Executive Committee’s recommendations and the terms and conditions of mitigative measures. The Decision Document again confirmed that the Project should be allowed to proceed.

The two main regulatory requirements for the Project to proceed after the issuance of the Decision Document are the Quartz Mining Licence under the Quartz Mining Act and a Water Use Licence under the Waters Act.

The Quartz Mining Licence was issued by the Minister of Energy, Mines and Resources on April 15, 2009. That licence authorizes the development and production of the Project under section 135 of the Quartz Mining Act. The Quartz Mining Licence addresses the development and production of the mine, including requirements for Construction Plans, a Reclamation and Closure Plan, Financial Security, and Environmental Protection Plans.

On November 2009, the Water Board confirmed that it had completed the review of the Water Use Licence Application and deemed it adequate for public comment.

In considering the Water Use Licence Application, the Water Board is entitled to give consideration to the fact that the environmental assessment of the Project and components has been conducted by YESAB, and that the components of the Project listed above have been, and are being addressed under the Quartz Mining Licence.

A Water Use Licence addresses issues of water use, and the protection of water quality, through the establishment of effluent discharge standards, water quality objectives, and ongoing monitoring, as determined by the Board.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

The Water Board held hearings on the application for a Water Use Licence from February 15 to 19 and March 1 and 2, 2010.

In the Application documents (running to nine volumes), the presentations to the Board at this public hearing, and in the responses to the issues raised by the interveners, we believed the Company had satisfied the requirements of the Waters Act for the issuance of a Water Licence, consistent with the YESAB Report and Recommendations, and the Decision Document.

In particular, we believed that the Company had satisfied the requirements of section 12(4) of the Waters Act in showing that:

  the use of waters or the deposit of waste proposed under this Project will not adversely effect, in a significant way, the use of waters by any other person; and

  any waste that would be produced by the Project will be treated and disposed of in a manner that is appropriate for the maintenance of water quality standards.

Unfortunately, in its decision issued May 10, 2010, the Water Board denied the application for a Water Use Licence. In issuing its decision, the Board did not follow or implement the findings of the environmental assessment of the YESAB Executive Committee, as reflected in the Decision Document, and did not acknowledge the provisions of the Quartz Mining Licence which addresses the development, operation and reclamation of the Project. The Board indicated disagreement with the conclusions of the YESAB Executive Committee respecting the feasibility and environmental effects of the heap leach facility and operations and the reclamation plan, including heap rinsing and neutralization. The Water Board determined that further and more detailed information would be required from the Company on these issues, as well as water management issues, before a Water Use Licence would be granted.

The Company has a number of concerns respecting the Water Board’s decision of May 10, 2010. First, the Company is surprised that the nine volumes of application materials, accepted by the Board in November of 2009 have now been found to require further detail and information. Second, the Company is surprised that the Board has not followed or implemented the conclusions of the environmental assessment of YESAB and the Decision Document which addressed in detail issues such as heap leaching and reclamation, and which concluded that the Project should be allowed to proceed. Third, the Company is surprised that the Board made no reference in its decision to the determination of the Minister of Energy, Mines and Resources to issue a Quartz Mining Licence authorizing development and operation of the mine and related facilities, and establishing terms and conditions and security for reclamation. The Company had expected that the decision of the Water Board would recognize the environmental assessment, the Decision Document and the Quartz Mining Licence, and focus on the appropriate terms and conditions of a Water Use Licence.

The Company is considering a number of recourses respecting the May 10, 2010 decision. The Company is seeking clarification and direction from the Yukon Government respecting the role and responsibility of the Water Board in the context of the environmental assessment and Decision Document under the Yukon Environmental and Socio-economic Assessment Act and the Quartz Mining Licence issued under the Quartz Mining Act. The Company is also reviewing the appeal provisions under the Waters Act as well as considering the information and materials required for a re application for a Water Use Licence.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Chiara Orrigoni, Manager Investor Relations at 604.684.9497 or email info@westerncoppercorp.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, financing plans, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms, such as “measured,” “indicated,” and “inferred” “resources,” are used in the Company's disclosure documents filed in Canada that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western Copper’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com